Exhibit 99.2

CUSIP: # 49803V115 (US ISIN: US49803V1153)

KITOV PHARMACEUTICALS HOLDINGS LIMITED

Special General Meeting of the Holders of Options and Warrants Not Traded on the Tel Aviv Stock Exchange

Instructions to The Bank of New York Mellon, as Depositary

(Instructions must be received prior to 12:00 p.m. EST on December 23, 2015)

The undersigned registered owner of ADS Warrants of Kitov Pharmaceuticals Ltd. hereby requests and instructs The Bank of New York Mellon, as Warrant Agent, to endeavor, in so far as practicable, to vote or cause to be voted the amount of ADS Warrants of Kitov Pharmaceuticals Ltd. registered in the name of the undersigned on the books of the Warrant Agent as of the close of business on December 17, 2015 at the Special General Meeting of the holders of options and warrants of Kitov Pharmaceuticals Holdings Ltd. not traded on the Tel Aviv Stock Exchange, to be held on December 28, 2015 or any postponement or adjournment thereof, in respect of the resolutions specified below.

NOTE:

1.	Please direct the Warrant Agent how it is to vote by placing an “X” in the appropriate box below each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

FOR ADDITIONAL INFORMATION ON THE MATTERS ON THE AGENDA PLEASE GO TO WWW.SEC.GOV IN ORDER SEE THE NOTICE OF MEETING AND PROXY STATEMENT AS FILED BY THE COMPANY WITH THE SEC ON DECEMBER 11, 2015

	TO:	The Bank of New York Mellon, Proxy Department
	Email:	adr_proxy@bnymellon.com
	Tel. Number:	(212) 815-4191 (Jenell Wilkie)

RE:	Kitov Pharmaceuticals Holdings Ltd.
Special General Meeting to be held on December 28, 2015

FROM:
Company Name

DTC PARTICIPANT NUMBER:
Mandatory

SIGNATURE:
Authorized Signatory Name, Signature/Medallion

CONTACT INFO:
Telephone/Fax Number, E-mail Address

TOTAL ADS WARRANTS (CUSIP # 49803V115)
HELD AS OF DECEMBER 17, 2015:

NUMBER ADS WARRANTS BEING VOTED:

DATE: ________________________, 2015

Instructions must be received prior to 12:00 p.m. EST on December 23, 2015 to be valid

Special General Meeting Resolutions:

ITEM # 1:

To approve the Company to change from reporting in accordance with Chapter F of the Israeli Securities Law, 5728-1968 (the “Law”) and start reporting in accordance with Chapter E3 of the Law and the regulations promulgated thereunder, namely, in accordance with the U.S. securities regulation, all in accordance with and subject to the provisions of Section 35XXXII of the Law.

☐ FOR ☐ AGAINST ☐ ABSTAIN

1a. Are you a controlling shareholder of the Company?
☐ YES ☐ NO

End of Resolutions.

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